August 21, 2020 VIA EDGAR United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn:	Michael C. Foland

Re:	Graf Industrial Corp.

Preliminary Merger Proxy Statement on Schedule 14A

Filed July 15, 2020

File No. 001-38703

Dear Mr. Foland:

On behalf of our client, Graf Industrial Corp., a Delaware corporation (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Proxy Statement on Schedule 14A filed on July 15, 2020 (the “Proxy Statement”) contained in the Staff’s letter dated August 11, 2020 (the “Comment Letter”), as well as the three comments of the Staff received orally on August 14, 2020 relating to the Proxy Statement.

The Company has filed via EDGAR its Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter as well as each of the oral comments is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Proxy Statement.

Preliminary Proxy Statement filed July 15, 2020

Unaudited Pro Forma Condensed Combined Financial Information

Description of the Business Combination, page 83

1.	Disclose the exchange ratio for the shares of Graf common stock to be issued for a common share of Velodyne.

Response: The Company has added the disclosure on pages 86-87 of the Amended Proxy Statement.

2.	Disclose how the 550,176 shares of Velodyne Series B-1 Preferred Stock will be treated in the merger.

Response: The issuance of 550,176 shares of Velodyne Series B-1 Preferred Stock occurred on April 1, 2020 and is included in Velodyne’s historical balance sheet as of June 30, 2020. The Company has also updated the pro forma financial information to reflect such issuance. In connection with the merger, the shares of Velodyne Series B-1 Preferred Stock will be converted into shares of the Company’s common stock. The Company has added additional disclosure on page 86-87 of the Amended Proxy Statement to clarify the treatment of the Velodyne Series B-1 Preferred Stock in connection with the merger.

United States Securities and Exchange Commission

August 21, 2020

3.	Disclose how the Velodyne Series A, Series B, and Series B-1 convertible preferred stock will be treated in the recapitalization/merger.

Response: The Company has added a disclosure on pages 86-87 of the Amended Proxy Statement to disclose how the Velodyne Series A, Series B and Series B-1 Preferred Stock will be treated in connection with the recapitalization/merger.

4.	Disclose how you will account for the additional 2,000,000 shares of common stock that may be issued and the total fair value of such shares assuming the maximum number are issued.

Response: The Company notes that the condition related to the issuance of the additional 2,000,000 shares of common stock to Velodyne equity holders has been satisfied. The Company has updated the disclosure on page 86 to reflect the issuance of the additional shares of common stock.

Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2020, page 85

5.	Present in a separate column following the Velodyne historical balance sheet data pro forma adjustments to give effect to:

a.	the equity issuance described in Note 3;

b.	the repurchase of up to $50 million in common stock from Velodyne equity holders;

c.	any contemplated conversions of preferred stock to common; and

d.	the write-off of $3.0 million of previously capitalized transaction costs.

This pro forma adjustment column should be followed by a subtotal column to present Velodyne on a pro forma basis.

Response: The Company has revised the unaudited pro forma condensed combined balance sheet beginning on page 89 in response to the Staff’s comment.

6.	Present in a separate column following the Graf historical balance sheet data pro forma adjustments to give effect to:

a.	the redemption of 12,921,275 shares of Graf’s common stock in April 2020 for approximately $132.1 million;

b.	the reclassification of common stock subject to possible redemption to permanent equity;

c.	the reclassification of cash and cash equivalents held in the Graf Trust Account; and

d.	the private placement of 15,000,000 shares of common stock at $10.00 per share pursuant to the PIPE Investment.

This pro forma adjustment column should be followed by a subtotal column to present Graf balance sheet information on a pro forma basis.

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United States Securities and Exchange Commission

August 21, 2020

Response: The Company has revised the unaudited pro forma condensed combined balance sheet beginning on page 89 in response to the Staff’s comment.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Presentation, page 89

7.	We note for accounting purposes, the Business Combination will be treated as the equivalent of Velodyne issuing stock for the net assets of the Company, accompanied by a recapitalization. In light of this conclusion, it is unclear why you refer to the merger as a business combination or disclose why Velodyne has been determined to be the accounting acquirer. Please revise your disclosures on page 89 and elsewhere throughout your filing so that they are consistent with your accounting conclusion.

Response: The Company has revised the notes to the unaudited pro forma condensed combined financial statements beginning on page 95 and elsewhere in response to the Staff’s comment.

4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 90

8.	We note on page F-64 that upon a sale event, the Company will recognize the cumulative stock-based compensation expense for the outstanding RSAs and RSUs. Please tell us if the contemplated merger with Graf will result in the recognition of the cumulative stock based compensation expense. If so, please fully disclose including the anticipated impact on your results of operations and on the contemplated merger with Graf.

Response: The Company advises that management of Velodyne has considered the definition of a “Sale Event,” included below, as defined in Velodyne’s 2016 Stock Plan.

“Sale Event” means the consummation of the following transactions in which holders of Shares receive cash or marketable securities tradable on an established national or foreign securities exchange: (i) a sale of all or substantially all of the assets of the Company determined on a consolidated basis to an unrelated Person; (ii) a merger, reorganization, or consolidation involving the Company in which the shares of voting stock of the Company outstanding immediately prior to such transaction represent or are converted into or exchanged for securities of the surviving or resulting entity immediately upon completion of such transaction which represent less than 50% of the outstanding voting power of such surviving or resulting entity; or (iii) the acquisition of all or a majority of the outstanding voting stock of the Company in a single transaction or series of related transactions by a Person or group of Persons. For the avoidance of doubt, an initial public offering, any subsequent public offering, another capital raising event, and a merger effected solely to change the Company’s domicile shall not constitute a “Sale Event.” In addition, a transaction shall not constitute a Sale Event unless such transaction also qualifies as an event under Treasury Regulation Section 1.409A-3(i)(5)(v) (change in the ownership of a corporation), Treasury Regulation Section 1.409A-3(i)(5)(vi) (change in the effective control of a corporation), or Treasury Regulation Section 1.409A-3(i)(5)(vii) (change in the ownership of a substantial portion of a corporation’s assets).

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United States Securities and Exchange Commission

August 21, 2020

Management of Velodyne determined the contemplated merger will not qualify as a “Sale Event” because the shares held by Velodyne’s shareholders will entitle them to greater than 50% of the voting power of the post-combination company, and therefore, will not result in the recognition of cumulative stock-based compensation expense for the outstanding RSAs and RSUs.

Comparative Share Information, page 93

9.	Limit the presentation of book value per share data to the most recent balance sheet date.

Response: The Company has revised the presentation of book value per share data to only include the most recent balance sheet date, which is disclosed on page 100 of the Amended Proxy Statement.

10.	Disclose pro forma book value per share for Velodyne and Graf as of the most recent balance sheet date.

Response: The Company has revised the disclosure on page 100 of the Amended Proxy Statement.to include the pro forma book value per share for the Company and Velodyne as of June 30, 2020 in accordance with Item 14(b)(10).

11.	Disclose the equivalent pro forma per share amounts pursuant to Item 14(b)(10) of Schedule 14A. For guidance refer to Instruction 2 to paragraphs (b)(8), (b)(9) and (b)(10).

Response: The Company has revised the disclosure on page 100 of the Amended Proxy Statement to disclose the equivalent pro forma book value per share amounts as of June 30, 2020 in accordance with Item 14(b)(10).

Redemption Rights, page 99

12.	You disclose that any request for redemption may be withdrawn until the deadline for submitting redemption requests and thereafter, with your consent, until the closing of the business combination. Please explain why you are permitting the withdrawal of redemption rights after the shareholder vote, particularly in light of the fact that the level of redemptions will determine whether you meet the condition to the business combination that the funds in the Trust Account together with the PIPE investment total at least $200 million. In addition, explain how this is consistent with your highlighted statement that "The requirement for physical or electronic delivery prior to the Special Meeting ensures that a redeeming stockholder’s election to redeem is irrevocable once the Business Combination is approved.

Response: The Company permits the withdrawal of redemptions, with the Company’s consent, after the shareholder vote and until the closing of the business combination to provide it with the opportunity to engage in stockholder outreach if necessary to reduce the number of redemptions and thereby increase the amount remaining in the Trust Account to meet the closing condition that there be at least $200 million of cash available from the Trust Account and the proceeds from the PIPE investment. This is consistent with the disclosure referenced by the Staff since, from a stockholder’s perspective, their election to redeem is irrevocable and can only be withdrawn if the Company expressly permits the stockholder to withdraw such request.

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United States Securities and Exchange Commission

August 21, 2020

Certain Projected Financial Information, page 133

13.	Please disclose the bases for the material assumptions underlying your projections, including the revenue growth rates, Adjusted EBITDA margins, and cash flows.

Response: The Company has revised the disclosure on page 141 of the Amended Proxy Statement to disclose the bases for the material assumptions underlying the projections.

Satisfaction of 80% Test, page 135

14.	We note that, under your certificate of incorporation, if your business combination is with a company that is affiliated with your sponsor, officers or directors, you, or a committee of independent directors, will obtain an opinion from an independent accounting firm or an investment banking firm that your initial business combination is fair to the company from a financial point of view. We further note that your director, Sabrina McKee, recused herself from any discussion and voting on a transaction with Velodyne due to the fact that she is a director of global strategy at Ford Motor Company which is a minority shareholder and customer of Velodyne. Please discuss why you did not obtain an opinion from an independent investment banking firm due to Ms. McKee's relationship with Velodyne.

Response: Ms. McKee is not affiliated with Velodyne because she is not a director or executive officer of Velodyne, she owns no outstanding shares of Velodyne and is not a party to any contractual arrangement that would give her control over Velodyne. Ms. McKee is an employee of Ford Motor Company (“Ford”), which is a minority investor in Velodyne; however Ms. McKee is not in charge of managing Ford’s investment in Velodyne and was not an employee of Ford at the time that Ford invested in Velodyne. Ms. McKee does not exercise voting or dispositive authority over the shares of Velodyne that are owned by Ford. In addition, Ms. McKee did not introduce Velodyne as a potential business combination target to the Company. Notwithstanding the foregoing, Ms. McKee’s recusal from any discussion and voting on the business combination as a director of the Company was Ford’s preference and the Company did not object to Ford’s preference. The Company does not believe that such recusal creates risk of potential affiliate status between Velodyne and Ms. McKee, and therefore, it believes that a fairness opinion with respect to the business combination is not required.

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United States Securities and Exchange Commission

August 21, 2020

Velodyne's Business

Company Overview, page 180

15.	Please disclose the basis for the statement that Velodyne is "the global leader in lidar technology.”

Response: The statement that Velodyne is “the global leader in lidar technology” is based on numerous factors. David Hall, Velodyne’s founder and Executive Chairman, invented real-time 3D lidar in 2005 and Velodyne has been commercially producing lidar sensors since 2010. Velodyne’s HDL-64E was the world’s first commercially available real-time 3D lidar. In addition to being an industry pioneer, Velodyne continues to produce a broad suite of lidar solutions to support numerous end applications, including self-driving technology. Velodyne has generated over $100 million in revenue each year for the last three years and, based on information from third party sources, which the Company will provide the Staff supplementally, Velodyne believes that it has the highest, or among the highest revenue, of any competitor that focuses solely on lidar. Additionally, Velodyne is cited as an industry leader in numerous news articles and industry publications, which the Company will supplementally provide to the Staff in support of this response. For example, in a third party news article published in February 2020 about self-driving technology, the author notes that after discussing with lidar company officials and independent industry experts, Velodyne “continues to dominate the industry.” Velodyne has also received numerous awards, including (i) TU Automotive – Hardware Supplier of the Year, (ii) Best of CES 2020 – Best Transportation Technology Finalist (Endgadget), (iii) Automotive News 2019, (iv) Industry Choice Company of the Year (Tu Automotive Awards 2018) and (v) Sensors Magazine – 2018 “Best of Sensors Expo” Award Winners (VLS-128; Innovation Award (Bronze Level)) and (vi) Top 10 Most Innovative Companies in Transportation (Fast Company, March 2017).

Velodyne's Management's Discussion and Analysis

Results of Operations

Comparison of the Three Months Ended March 31, 2019 and 2020

Revenue, page 211

16.	Please quantify in MD&A each material factor identified in your discussion as having a significant impact on your results of operations. For an example, quantify how much of your revenues declined because of reduced unit sales, how much they declined due to changing product mix and how much due to lower pricing. You should replace vague terms such as “primarily” in favor of specific quantifications.

Response: The Company has revised the disclosure throughout Velodyne’s Management’s Discussion and Analysis of Financial Condition and Results of Operations to quantify each material factor identified in Velodyne’s discussion as having a significant impact on its results of operations.

17.	We note that you experienced a material decline in sales in your North American market during the year ended December 31, 2019, a trend that appears to pre-date the impact of the COVID-19 pandemic on your operations. We also note that you made a strategic decision in 2018 to selectively reduce prices in order to boost volume. Please discuss why your sales volume has declined across reporting periods. Address in MD&A all known trends or uncertainties regarding your sales volumes and other factors that you expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.

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United States Securities and Exchange Commission

August 21, 2020

Response: The Company has revised the disclosure throughout Velodyne’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, including on pages 222-223 and 231 of the Amended Proxy Statement to discuss the decline in sales volume experienced by Velodyne, known trends or uncertainties regarding Velodyne’s sales volume and other factors that Velodyne expects will have a material favorable or unfavorable impact on revenue or income from continuing operations.

Cost of Revenues and Gross Margin, page 212

18.	We note that you primarily attribute the material decline in your margins along with quarterly revenues to decreased average selling prices reflecting your strategic decision, made in 2018, to reduce prices on higher volume products so as to drive additional adoption of your technology in multiple end markets. Explain for us how price reductions implemented in 2018 effected your comparative revenues and margins in the quarters ended March 31, 2019 and 2020. If applicable, describe the extent to which you continue to reduce selling price as a market strategy and your assessment of your strategy's prospects in light of your declining sales volumes.

Response: The Company has revised the disclosure on pages 222-224 of the Amended Proxy Statement to discuss the price reduction strategy and the impact of the same on Velodyne’s revenue and margins.

General

19.	In your response letter, please provide your analysis of the exemption from registration you are relying upon for the issuance of Graf common stock in the business combination transaction.

Response: The Company is relying on the exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof and Rule 506(b) of Regulation D promulgated thereunder (“Rule 506(b)”) with respect to the issuance of common stock of the Company in the business combination transaction (the “Stock Consideration”).

Rule 506(b) provides that (1) an issuer may sell securities to an unlimited number of “accredited investors” as defined in Rule 501(a) of Regulation D and up to 35 other purchasers or “unaccredited investors”; (2) the issuer cannot use general solicitation or advertising to market the securities; (3) the issuer must issue “restricted securities” as defined in Rule 144 promulgated under the Securities Act (“Rule 144”); and (4) the issuer must file a Form D with the Commission.

1)	Number and Nature of Purchasers. Velodyne represented in the Merger Agreement that to its knowledge no more than 35 of its stockholders expected to receive shares in the business combination transaction constitute unaccredited investors. Velodyne has 50 stockholders, six of which are institutions that are accredited investors that hold shares of preferred stock and the remaining 44 stockholders, including David Hall, Velodyne’s founder and Executive Chairman, hold common stock. Based on the Merger Agreement representation and other information provided by Velodyne, the Company reasonably believes that no more than 35 stockholders expected to receive shares in the business combination transaction are unaccredited investors. Furthermore, 41 of the 44 holders of common stock have granted to David Hall a voting proxy that allows him to exercise voting rights with respect to the shares held by such stockholders, including in connection with the approval of the business combination transaction. Accordingly, only nine stockholders of Velodyne Lidar will be entitled to exercise voting rights in connection with the business combination transaction.

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United States Securities and Exchange Commission

August 21, 2020

2)	General Solicitation. The Company has negotiated the business combination transaction directly with Velodyne and has not undertaken any general solicitation or advertising with respect to the offer and sale of the Stock Consideration in the business combination transaction.

3)	Restricted Securities. The shares constituting the Stock Consideration will be restricted securities (and will bear the appropriate restrictive legend reflecting that the shares have not been registered under the Securities Act) and such shares, unless registered for resale, will not be able to be sold for one year following the filing of Form 10 information of Velodyne with the Commission following the Closing.

4)	Form D. The Company will file a Form D with the Commission following the issuance of the Stock Consideration in the business combination transaction.

For the reasons stated above, the issuance of the Stock Consideration is exempt from registration pursuant to Section 4(a)(2) thereof and Rule 506(b) of Regulation D promulgated thereunder.

Oral Comments

Proposal No. 1 – Approval of the Business Combination

Background of the Business Combination, page 129

20.	Please update the disclosure relating to the second extension amendment to include the number of shares of common stock that were redeemed in connection with the vote to approve such extension.

Response: The Company revised the disclosure on page 136 of the Amended Proxy Statement to include the number of shares of common stock that were redeemed in connection with the stockholder meeting to approve the second extension amendment.

Description of Securities, page 240

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United States Securities and Exchange Commission

August 21, 2020

21.	Please include a discussion of the exclusive forum provision in the Company’s Amended and Restated Certificate of Incorporation.

Response: The Company updated the disclosure on pages 262-263 of the Amended Proxy Statement to include a discussion of the exclusive forum provision in the Company’s proposed Amended and Restated Certificate of Incorporation.

General

22.	Please consider the impact that Covid-19 has had on Velodyne’s business. Refer to CF Disclosure Guidance Topic No. 9 (as supplemented by CF Disclosure Guidance Topic No. 9A) for guidance.

Response: The Company updated the disclosure on pages 45 and 216-217 of the Amended Proxy Statement to discuss the impact that Covid-19 has had on Velodyne’s business.

* * *

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	James A. Graf, Graf Industrial Corp.

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